Exhibit 99.3
Consolidated Capitalization of Bank Of Montreal
The following table sets forth the consolidated capitalization of the Bank at July 31, 2010.

As at
(in millions of Canadian dollars)	July 31, 2010

Non-Controlling Interest in Subsidiaries (1)
BMO BOaTS – Series D (2)	$598
BMO BOaTS – Series E (2)	449
Non-Controlling Interest in Other Subsidiaries	280

Total Non-Controlling Interest in Subsidiaries.	1,327

Subordinated Debt	3,747

Capital Trust Securities (1)
BMO BOaTS – Series B	400
BMO BOaTS – Series C	400

Total Capital Trust Securities	800

Shareholders’ Equity
Preferred Shares (3)	2,571
Common Shares	6,740
Contributed Surplus	90
Retained Earnings	12,539
Accumulated Other Comprehensive Loss	(723)

Total Shareholders’ Equity	21,217

Total Capitalization	$27,091

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 19 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2009.

(2)	Amounts shown for BMO BoaTS – Series D – and BMO BoaTS – Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $3 million and $2 million, respectively.

(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21 and 23. For more information on the classification of Preferred Shares, please refer to Note 21 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2009.